Exhibit 99.1

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-2 - F-3

Condensed Interim Consolidated Statements of Operations	F-4

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	F-5

Condensed Interim Consolidated Statements of Cash Flows	F-6 - F-7

Notes to Condensed Interim Consolidated Financial Statements	F-8 - F-15

- - - - - - - - - -

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2024	December 31, 2023
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,358	$2,344
Restricted bank deposits	193	217
Trade receivables (net of allowance for doubtful accounts of $372 and $287 at June 30, 2024 and December 31 2023, respectively)	10,710	12,424
Other accounts receivable and prepaid expenses	1,405	963
Inventories	6,847	6,070

Total current assets	21,513	22,018

NON-CURRENT ASSETS:
Long-term assets	204	196
Property and equipment, net	3,334	3,268
Operating lease right-of-use assets, net	885	1,026
Intangible assets, net	983	1,078
Goodwill	4,895	4,895

Total non-current assets	10,301	10,463

Total assets	$31,814	$32,481

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2024	December 31, 2023
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of non-current loans	$160	$170
Operating lease liabilities, current	191	235
Trade payables	6,203	7,710
Employees and payroll accruals	1,083	980
Deferred revenues	565	600
Advances net of inventory in progress	394	137
Accrued expenses and other liabilities	656	1,072

Total current liabilities	9,252	10,904

NON-CURRENT LIABILITIES:
Loans, net of current maturities	1,030	1,150
Operating lease liabilities, non-current	639	759
Deferred revenues	295	339
Accrued severance pay	474	490

Total non-current liabilities	2,438	2,738

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital and additional paid-in capital
Ordinary shares: Authorized; 11,000,000 shares at June 30, 2024 and December 31, 2023; Issued and outstanding: 5,748,018 shares at June 30, 2024 and December 31, 2023	86,252	86,209
Accumulated other comprehensive loss	(243)	(243)
Accumulated deficit	(65,885)	(67,127)

Total equity	20,124	18,839

Total liabilities and shareholders’ equity	$31,814	$32,481

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months period ended June 30,
	2024	2023
	Unaudited	Unaudited

Revenues	$19,734	$23,478
Cost of revenues	14,976	18,409

Gross profit	$4,758	$5,069

Operating costs and expenses:
Research and development	84	78
Sales and marketing	2,213	2,470
General and administrative	956	912

Total operating costs and expenses	3,253	3,460

Operating income	1,505	1,609
Financial expenses, net	262	343
Income before taxes on income	1,243	1,266
Taxes on income	1	-
Net income	$1,242	$1,266

Basic net income per share	$0.22	$0.22

Diluted net income per share	$0.21	$0.22

Weighted average number of shares used in computing net income per share:
Basic	5,748	5,707

Diluted	5,833	5,767

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares	Share capital and additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2023	5,701,518	$86,009	$(243)	$(69,132)	$16,634
Exercise of options into ordinary shares	39,000	85	-	-	85
Share-based compensation expense	-	49	-	-	49
Net income	-	-	-	1,266	1,266

Balance as of June 30, 2023 (unaudited)	5,740,518	$86,143	$(243)	$(67,866)	$18,034

Balance as of January 1, 2024	5,748,018	$86,209	$(243)	$(67,127)	$18,839
Share-based compensation expense	-	43	-	-	43
Net income	-	-	-	1,242	1,242

Balance as of June 30, 2024 (unaudited)	5,748,518	$86,252	$(243)	$(65,885)	$20,124

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months period ended June 30,
	2024	2023
	Unaudited
Cash flows from operating activities:

Net income	$1,242	$1,266
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	274	239
Interest and exchange rate of loans	(45)	(83)
Severance pay, net	(16)	(41)
Share-based compensation expenses	43	49
Decrease (Increase) in trade receivables, net	1,714	(177)
Decrease (Increase) in other accounts receivable and other long-term assets	(450)	263
Increase in inventories	(520)	(1,202)
Decrease in trade payables	(1,507)	(183)
Decrease in operating lease right-of-use assets, net	141	155
Increase in operating lease liabilities	(164)	(219)
Increase (Decrease) in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	(392)	809

Net cash provided by operating activities	$320	$876

Cash flows to investing activities:

Purchase of property and equipment	(245)	(237)
Acquisition of assets (b)	-	(344)

Net cash used in investing activities	$(245)	$(581)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months period ended June 30,
	2024	2023
	Unaudited
Cash flows from financing activities:

Proceeds received from issuance of shares upon options exercised, net	-	85
Proceeds received from loans	-	88
Repayment of loans	(85)	(286)

Net cash used in financing activities	$(85)	$(113)

Change in cash and cash equivalents, and restricted bank deposits	(10)	182
Cash, cash equivalents and restricted bank deposits at the beginning of the period	2,561	1,893

Cash, cash equivalents and restricted bank deposits at the end of the period	$2,551	$2,075

Supplementary cash flow activities:

(a) Cash paid during the period for:
Interest	$48	$198

(b) Net cash used to pay for the acquisition of assets (see Note 5):

April 02, 2023
Suppliers’ relationship	$761
Accrued expenses	(417)
Amount of cash paid	$344

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

A.	B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) is an Israeli corporation. The Company’s shares are listed on NASDAQ under the ticker BOSC.

B.	As of June 30, 2024, the Company has three operating segments that include Intelligent Robotics, RFID and Supply Chain Solutions.

C.	The Company’s wholly owned subsidiaries include:

1.	BOS-Dimex Ltd., (“BOS-Dimex”), is an Israeli company that comprises the RFID segment. BOS-Dimex provides comprehensive turn-key solutions for Automatic Identification and Data Collection (AIDC), combining a mobile infrastructure with software applications of manufacturers that we represent. BOS-Dimex also offers on-site inventory count services in the fields of apparel, food, convenience and pharma as well as asset tagging and counting services for corporate and governmental entities.

2.	BOS-Odem Ltd. (“BOS-Odem”), an Israeli company, is a distributor of electronic components to customers worldwide, mainly in the aerospace and defense industries. BOS-Odem is also a supply chain service provider for aviation customers that prefer to consolidate their component acquisitions through a supplier that is able to provide a comprehensive solution to their components-supply needs. BOS-Odem is part of the Supply Chain Solutions segment; and

3.	Ruby-Tech Inc., a New York corporation, is a wholly owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segment.

4

In October 2023, the Israeli government declared a state of war in response to an attack on civilians at its southern border. Subsequently, additional attacks were launched towards northern Israel. The new security situation has led to several challenges, including some disruptions in supply chains, a shortage of personnel due to mobilization for reserve duty, and fluctuations in foreign currency exchange rates relative to the Israeli shekel.

Regional tensions involving Houthis attacks on commercial ships have recently intensified, affecting shipping operation at the Red Sea. This could lead to delays in shipments as well as increased shipping costs.

The Company has taken measures to ensure the safety of its employees and business partners, as well as the communities in which it operates, in order to minimize any potential impact on its business, including avoidance of disruption to operation in its facilities in Israel.

The security situation in recent months had a non-material impact on the Company’s business results. As of today, the majority of the Company’s employees in Israel who had been called up for reserve duty have now returned to full-time work.

However, since the developments related to the war situation, as well as its duration, are unpredictable, the Company has no ability to estimate the extent of the war’s potential impact on its future business and results. The Company continuously monitors the developments and will take all necessary actions to minimize any negative consequences to its operations and assets.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 2023, were applied consistently in these financial statements.

A.	Use of estimates in the preparation of financial statements

The preparation of condensed interim consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these consolidated financial statements, the most significant estimates and assumptions include (i) net realizable value of the inventory, (ii) impairment analysis of goodwill and intangible assets, (iii) allowance for doubtful accounts; and (vi) revenue recognition.

B.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Company, were eliminated upon consolidation.

C.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments with original maturities of less than three months from date of purchase.

D.	Earnings per share

The Company computes net earnings per share in accordance with ASC 260, “Earnings per share”. Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period, net of the weighted average number of treasury shares (if any).

Diluted earnings per ordinary share is computed similar to basic earnings per share, except that the denominator is increased to include the number of additional potential ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the additional ordinary shares were dilutive. Potential ordinary shares are excluded from the computation for a period in which a net earnings is reported or if their effect is anti-dilutive.

An amount of 1.4 million and 1.5 million weighted average outstanding options and warrants have been excluded from the calculation of the diluted net earnings per share for the period of six months ended June 30, 2024 and 2023, respectively, because the effect of the ordinary shares issuable as a result of the exercise or conversion of these instruments was determined to be anti-dilutive.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES cont.

E.	Recently issued accounting pronouncements

There are currently no accounting standards that have been issued but not yet adopted that we believe will have a significant impact on our consolidated financial position, results of operations or cash flows.

NOTE 3:	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s financial position as of June 30, 2024 have been included. Operating results for the six-month period ended June 30, 2024 are not necessarily indicative of the results that may be expected for the year ended December 31, 2024, or any other interim period in the future.

The consolidated balance sheet at December 31, 2023 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

The unaudited interim financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2023 included in the Company’s Annual Report on Form 20-F, filed with the Securities Exchange Commission on April 01, 2024.

NOTE 4:-	INVENTORIES

Composition:

	June 30, 2024	December 31, 2023
	Unaudited	Audited
Raw materials	$27	$229
Inventory in progress	2,107	1,301
Finished goods	5,296	5,260
Net – advances from customers	(583)	(720)

	$6,847	$6,070

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	INTANGIBLE ASSETS, NET

A. Composition:

	June 30, 2024	December 31, 2023	Weighted average amortization
	Unaudited	Audited	period
Cost:
Customer relationship	$1,032	1,032	7-8.84
Suppliers’ relationship*	760	760	8.84
Non-competition	270	270	4
	2,062	2,062
Accumulated amortization and impairments:
Customer relationship	811	793
Suppliers’ relationship	107	64
Non-competition	161	127
	1,079	984

Amortized cost	$983	1,078

B.	Amortization expenses amounting to $95 and $168 were recorded during the period of six months ended June 30, 2024 and the year ended December 31, 2023, respectively.

*	On July 7, 2013, the Company entered into a profit-sharing agreement with Proteus Ltd, providing for the joint market and sale of certain products.

On April 2, 2023, Proteus sold to the Company its share in the joint activity in consideration of $723, of which $138 was paid on signing and the remaining amount is paid in monthly installments during a two-year period. Pursuant to the sale agreement, Proteus will gradually phase out its marketing and sale of the products until the end of 2023.

On May 31, 2023, the Company entered into an agreement with Microwave Ltd. for the purchase of its distribution rights for certain products, in consideration of $38 which was paid at execution date.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6– LEASES

The Company has entered into several non-cancellable operating lease agreements for its offices and vehicles. The Company’s leases have original lease periods expiring between 2024 and 2034. Payments due under such lease contracts include primarily fixed payments. The Company assume renewals in our determination of the lease term. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of lease costs, lease term and discount rate are as follows:

Six Months Ended
June 30, 2024
(unaudited)
Operating lease cost:
Vehicles	74
Facilities rent	56
130
Remaining Lease Term
Vehicles	0.08 -2.25 years
Facilities rent	2.26- 10.09 years

Weighted Average Discount Rate
Vehicles	1.9%
Facilities rent	3.97%

The following is a schedule, by years, of maturities of operating lease liabilities as of June 30, 2024:

June 30, 2024
(unaudited)
Period:
The remainder of 2024	117
2025	201
2026	147
2027	88
2028	77
2029-2034	359
Total operating lease payments	989
Less: imputed interest	159
Present value of lease liabilities	830

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: -	SEGMENTS AND GEOGRAPHICAL INFORMATION

Commencing January 1, 2020 the Company presents its business operations in three reportable segments, consisting of the RFID segment, Supply Chain Solutions segment and the Intelligent Robotics segment.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit.

a.	Information about the operating segments for the six months ended June 30, 2024 and 2023 is as follows:

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated

Six months ended June 30, 2024:

Revenues	$6,662	$12,687	$401	$(16)	$19,734

Gross profit	$1,620	$2,988	$150	$-	$4,758

Allocated operating expenses	$1,103	$1,683	$122	$-	$2,908

Unallocated operating expenses	-	-	-	-	$345

Operating Income (loss)	$517	$1,305	$28	$-	$1,505

Financial expenses	-	-	-	-	$(262)

Net Income before tax	-	-	-	-	$1,243

Tax on income	-	-	-	-	$1

Net Income	-	-	-	-	$1,242

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: SEGMENTS AND GEOGRAPHICAL INFORMATION – Cont.

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated

Six months ended June 30, 2023:

Revenues	$6,948	$15,350	$1,257	$(77)	$23,478

Gross profit	$1,796	$3,253	$20	$-	$5,069

Allocated operating expenses	$1,097	$1,859	$130	$-	$3,086

Unallocated operating expenses	-	-	-	-	$374

Operating Income (loss)	$699	$1,394	$(110)	$-	$1,609

Financial expenses	-	-	-	-	$(343)

Net Income before tax	-	-	-	-	$1,266

Tax on income	-	-	-	-	$-

Net Income	-	-	-	-	$1,266

b.	The following presents total revenues for the six months ended June 30, 2024 and 2023 based on the location of customers:

	June 30,
	2024	2023
	Unaudited

Israel	$18,041	$19,765
Far East	54	707
India	796	1,060
Europe	463	838
United States	377	1,080
Others	3	28

	$19,734	$23,478

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	SUBSEQUENT EVENTS

On July 7, 2013, the Company’s subsidiary BOS-Odem entered into a profit sharing agreement with Proteus Ltd, providing for the joint marketing and sale of certain products.

On April 2, 2023, Proteus sold to BOS-Odem its share in the joint activity in consideration of $723, of which $138 was paid on signing and the rest is paid in monthly installments during a two year period, pursuant to the sale agreement.

On September 9, 2024, Proteus filed a lawsuit against BOS-Odem, in the amount of approximately NIS 1.2 million. Proteus alleges that certain set-offs of payments made by BOS-Odem were in breach of the parties’ agreement. BOS-Odem may file its Statement of Defense by November 11, 2024.